Exhibit 13(g)

abrdn Global Infrastructure Income Fund

SECOND AMENDED AND RESTATED

EXPENSE LIMITATION AGREEMENT

Agreement, dated [DATE], 2025, between abrdn Global Infrastructure Income Fund (the “Fund”), a Maryland trust, and abrdn Inc., a Delaware corporation, (the “Adviser”).

Whereas, the Fund is a closed-end fund registered under the Investment Company Act of 1940, as amended (the “1940 Act”) with the Securities and Exchange Commission; and

Whereas, the Adviser and the Fund are parties to an investment advisory agreement (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund in consideration of compensation at an annual rate based on the Fund’s average daily Managed Assets (as detailed in the Advisory Agreement) of the Fund (the “Advisory Fee”); and

Whereas, the Adviser and the Fund are parties to an Amended and Restated Expense Limitation Agreement dated as of October 23, 2023 (the “Amended Expense Limitation Agreement”), pursuant to which the Adviser limits certain expenses of the Fund; and

Whereas, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to amend and restate the Amended Expense Limitation Agreement effective upon the Closing Date, as defined in the Agreement and Plan of Reorganization providing for the reorganization of abrdn Japan Equity Fund, Inc. with and into the Fund.

Now, Therefore, in consideration of the premises and mutual covenants herein contained, the parties agree as follows:

1.	Expense Limitation.

1.1.           Applicable Expense Limit. To the extent that the aggregate expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees of the Adviser (but excluding leverage costs, taxes, interest, brokerage commissions, acquired fund fees and expenses, and any non-routine expenses) (“Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.

1.2.           Operating Expense Limit. The Operating Expense Limit in any fiscal year shall be an amount that is a percentage of the fiscal year to date average daily net assets of the Fund at an annual rate as described in Exhibit A, or such other annual rate as may be agreed to in writing by the parties. The parties hereby agree that the Operating Expense Limit described in Exhibit A will not be increased before the expiration date listed on Exhibit A.

1.3.           Method of Computation. To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses shall be annualized as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed the Operating Expense Limit of the Fund, the Adviser shall first waive or reduce its Advisory Fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced Advisory Fee for any such month is insufficient to pay the Excess Amount, the Adviser shall also remit to the Fund an amount that, together with the waived or reduced Advisory Fee, is sufficient to pay the Excess Amount.

2.	Reimbursement of Fee Waivers and Expense Reimbursements.

2.1.           Reimbursement. If the Advisory Agreement is still in effect and the Fund Operating Expenses are less than the Operating Expense Limit on the computation date to determine reimbursements, then the Adviser may be reimbursed by the Fund, in whole or in part, for the advisory fees waived or reduced and other payments remitted by the Adviser to the Fund pursuant to Section 1 hereof provided that the reimbursements do not cause the Fund to exceed the lesser of the applicable expense limitation contractually agreed to by the Adviser at the time the fees were limited or expenses are paid or the applicable expense limitation in effect at the time the expenses are being recouped by the Adviser. Payment of any reimbursements is subject to quarterly approval by the Fund’s Board of Trustees as provided in Section 2.2 below. Reimbursements, if any, will be paid no less frequently than quarterly. The total amount of reimbursement to which the Adviser may be entitled (the “Reimbursement Amount”) shall equal, at any time, the sum of all advisory fees previously waived or reduced by the Adviser and all other payments remitted by the Adviser to the Fund, pursuant to Section 1 hereof, less any reimbursement previously paid by the Fund to the Adviser, pursuant to Section 2 hereof, with respect to such waivers, reductions, and payments; provided, however, that no Reimbursement Amount shall be paid at a date more than three (3) years after the date when the Adviser waived investment advisory fees or reimbursed other expenses to the Fund for the corresponding Excess Amount pursuant to Section 1. The Reimbursement Amount shall not include any additional charges or fees whatsoever, including, but not limited to, interest accruable on the Reimbursement Amount.

2.2.           Board Approval. No reimbursement shall be paid to the Adviser pursuant to this provision unless the Fund’s Board of Trustees has determined that the payment of such reimbursement is appropriate in light of the terms of this Agreement. The Fund’s Board of Trustees shall determine quarterly whether any portion of the Reimbursement Amount may be paid to the Adviser for the most recent completed fiscal quarter or any earlier period.

2.3.           Year-End Adjustment. If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the actual Fund Operating Expenses for the prior fiscal year (including any reimbursement payments hereunder with respect to such fiscal year) do not exceed the Operating Expense Limit.

2.4             Change in Waiver Amounts. If the Board approves any changes in the waiver terms or limitations as detailed in Exhibit A, reimbursements are only permitted to the extent that the terms of the Operating Expense Limit that were in effect at the time of the waiver are met at the time that reimbursement is approved.

3.              Term and Termination of Agreement. This Agreement shall continue in effect for the period listed on Exhibit A for the Fund, unless this Agreement is terminated earlier as provided below, or its continuance is specifically continued thereafter provided such continuance is specifically approved by a majority of the Trustees of the Fund who (i) are not “interested persons” of the Fund or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement, provided however, that the reimbursements described in Section 2.1 will not continue to accrue for more than three (3) years after the date when the Adviser waived investment advisory fees or reimbursed other expenses to the Fund for the corresponding Excess Amount pursuant to Section 1. This Agreement is not terminable by the Adviser prior to the end of the period listed on Exhibit A. Regardless of any other termination provisions, the provisions contained in Section 2 of this Agreement relating to the reimbursement of the Adviser for fee waivers and expense reimbursements previously made by the Adviser on behalf of the Fund shall survive the termination of the Agreement. This Agreement shall automatically terminate upon the termination of the Advisory Agreement.

Termination of this Agreement shall not eliminate the obligation of the Adviser under this Agreement with respect to any period prior to the date of termination.

4.	Miscellaneous.

4.1.           Captions. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

4.2.           Interpretation. Nothing herein contained shall be deemed to require the Fund to take any action contrary to the Fund’s Amended and Restated Declaration of Trust or Amended and Restated Bylaws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Fund’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Fund.

4.3.           Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

abrdn Global Infrastructure Income Fund	abrdn Inc.

Name:	Name:
Title:	Title:

EXHIBIT A*

to the Amended and Restated Expense Limitation Agreement between abrdn Global Infrastructure Income Fund and
abrdn Inc.

Operating Expense Limit	Expiration Date
1.65%*	One year after the Closing Date, as defined in the Agreement and Plan of Reorganization providing for the reorganization of abrdn Japan Equity Fund, Inc. with and into abrdn Global Infrastructure Income Fund or June 30, 2026, whichever is later.

*	Effective upon the Closing Date, as defined in the Agreement and Plan of Reorganization providing for the reorganization of abrdn Japan Equity Fund, Inc. into abrdn Global Infrastructure Income Fund.